
07004966

SECURITIE ... ION


SEC MAIL PROCESSING
RECEIVED
MAR 2007
WASH, D.C.
151
SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-02428

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Fifth Third Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

38 Fountain Square Plaza
(No. and Street)

Cincinnati	Ohio	45263
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Holli J. Alexander — 513-358-9710
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

250 East Fifth Street	Cincinnati	Ohio	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
E APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02



OATH OR AFFIRMATION

We, Phillip E. Chambers and Holli J. Alexander, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Fifth Third Securities, Inc. for the year ended December 31, 2006, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

President

Financial & Operations Principal

Subscribed and sworn to before me
this 24 day of February, 2007

Notary Public


NOTARIAL SEAL
STATE OF OHIO

RICHARD WELLINGTON HOLMES, JR.
Attorney at Law
Notary Public, State of Ohio
My Commission Has No Expiration
Section 147.03 R.C.

This report contains (check all applicable boxes):

(x) Independent Auditors' Report
(x) (a) Facing Page
(x) (b) Statement of Financial Condition
(x) (c) Statement of Operations
(x) (d) Statement of Cash Flows
(x) (e) Statement of Changes in Shareholder's Equity
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x) Notes to Financial Statements
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
(x) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 [not applicable]
( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation [not applicable]
(x) (l) An Oath or Affirmation
( ) (m) Copy of the SIPC Supplemental Report [not required]
(x) (n) A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control)


SEC MAIL
PROCESSING
RECEIVED

Fifth Third Securities, Inc.

(A Wholly-Owned Subsidiary of Fifth Third Bank)

Statement of Financial Condition as of December 31, 2006, Independent Auditors' Report, and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

SEC File Number 8-000628

Deloitte.

Deloitte & Touche LLP
Suite 1900
250 East Fifth Street
Cincinnati, OH 45201-5340
USA

Tel: +1 513 784 7100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
Fifth Third Securities, Inc.

We have audited the accompanying statement of financial condition of Fifth Third Securities, Inc. (the "Corporation"), a wholly-owned subsidiary of Fifth Third Bank, as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Fifth Third Securities, Inc. at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2007

FIFTH THIRD SECURITIES, INC.
(A Wholly-Owned Subsidiary of Fifth Third Bank)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

Assets	
Cash segregated for the exclusive benefit of customers	$ 15,556,885
Receivable from the Bancorp	434,096
Other receivables	4,481,646
Securities owned, at market value	186,600,930
Property and equipment, net of $2,181,866 accumulated depreciation	1,289,335
Goodwill and intangible assets	48,116,353
Deferred income taxes	3,583,338
Other assets	2,342,792
Total Assets	$ 262,405,375
Liabilities and Shareholder's Equity	
Accounts payable	$ 693,521
Payable to Parent Company	2,999,344
Payable to clearing broker	69,103,727
Other liabilities	19,948,527
Note payable to Parent Company	22,054,601
Securities sold, not yet purchased	28,636,371
Subordinated liabilities	852,499
Total Liabilities	144,288,590
Shareholder's Equity	
Capital stock—$100 par value, authorized 17,375 shares, issued and outstanding 7,619 shares	761,900
Additional paid-in capital	130,899,317
Accumulated deficit	(13,544,432)
Total Shareholder's Equity	118,116,785
Total Liabilities and Shareholder's Equity	$ 262,405,375

See Notes to Statement of Financial Condition.

1. ORGANIZATION AND NATURE OF BUSINESS

Fifth Third Securities, Inc. (the "Corporation") is a broker-dealer registered with the Securities & Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Corporation is a wholly-owned subsidiary of Fifth Third Bank (the "Parent Company"). The Parent Company is, in turn, a wholly-owned subsidiary of a wholly-owned subsidiary of Fifth Third Bancorp (the "Bancorp").

In its capacity as a broker-dealer, the Corporation executes principal transactions, agency transactions and performs underwriting and investment banking services. The Corporation conducts business with other broker-dealers that are located in the New York area and throughout the midwestern United States on behalf of its customers and for its own proprietary accounts. The Corporation's customers are primarily located throughout the midwestern and southeastern United States. The Corporation clears all transactions on a fully-disclosed basis through its clearing broker.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements include the accounts of the Corporation, which is engaged in a single line of business as a securities broker-dealer comprising of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. The accompanying Statement of Financial Condition is presented on the accrual basis of accounting.

Income Taxes

The Corporation is included in the consolidated federal income tax return filed by the Bancorp. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent Company. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of 3 to 30 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates.

Recently Issued Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 123(R), *Share-Based Payment*. This Statement requires measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award with the cost to be recognized over the service period. This Statement is effective for financial statements as of the beginning of the first interim or annual reporting period of the first fiscal year that begins after September 15, 2005.

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections-a Replacement of APB Opinion No. 20 and FASB Statement No. 3*. This Statement is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. The adoption of this Statement did not have a material effect on the Corporation's financial statements.

In July 2006, the FASB issued Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109*. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109, *Accounting for Income Taxes*. This Interpretation also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of a tax position in accordance with this Interpretation is a two-step process. The first step is a recognition process to determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step is a measurement process whereby a tax position that meets the more-likely-than-not recognition threshold is assessed to determine the amount of benefit to be recognized in the financial statements. This Interpretation is effective for fiscal years beginning after December 15, 2006 and the cumulative effect of applying the provisions of this Interpretation will be recognized as an adjustment to the beginning balance of retained earnings. Adoption of this Interpretation on January 1, 2007 did not have a material effect on the Corporation's Statement of Financial Condition.

3. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash segregated for the exclusive benefit of customers represents cash deposited in a special reserve bank account for the benefit of customers as required by Rule 15c3-3(e) under the Securities Exchange Act of 1934. At December 31, 2006, $15,556,885 was segregated under these requirements, which was $13,663,596 in excess of its required reserve of $1,893,289.

4. SECURITIES TRANSACTIONS

Marketable securities owned and securities sold, not yet purchased, are recorded at quoted market value, with related changes reflected in results of operations for the period. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Corporation. At December 31, 2006, non-marketable securities owned primarily consisted of certificates of deposit and had an estimated fair value of $691,000. Non-marketable securities sold - not yet purchased consisted of Fountain Square commercial paper and had an estimated fair value of $1,610,000.

Total securities at December 31, 2006, consist of the following:

	Owned	Sold - Not Yet Purchased
Marketable securities:		
State and municipal obligations	$ 64,009,570	$ 128,262
US government obligations	41,678,406	11,691,421
Corporate obligations	12,411,042	15,150,501
Stocks and warrants	303,287	56,240
Money market investments	67,360,717	0
Futures	147,220	0
Non-marketable investments	690,688	1,609,947
Total marketable and non-marketable securities	$ 186,600,930	$ 28,636,371

5. RECEIVABLE AND PAYABLE TO CLEARING ORGANIZATIONS

Amounts receivable and payable to clearing organizations at December 31, 2006, consist of the following:

	Receivable	Payable
Receivable from / payable to clearing organizations	$39,896,996	$109,000,723

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Corporation clears all of its transactions through a clearing broker on a fully-disclosed basis. The Corporation's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Corporation. The Corporation does not anticipate nonperformance by customers in the above situations. The Corporation, through its clearing broker, seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Corporation's clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or reduce positions, when necessary. The Corporation's policy is to monitor its market exposure and counterparty risk. In addition, the Corporation has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business.

The Corporation is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Corporation's policy to review, as necessary, the credit standing of each counterparty.

7. INCOME TAXES

The Corporation is included in the consolidated federal income tax return filed by the Bancorp. Federal and state income taxes are calculated as if the Corporation files separate income tax returns.

Deferred income taxes are comprised of the following temporary differences at December 31, 2006:

Deferred tax assets:	
Deferred compensation	$3,100,371
Deferred income/expense	1,080,228
State deferred taxes	263,032
Other	19,478
Total deferred tax assets	$4,463,109
Deferred tax liabilities:	
Prepaid expenses	$598,477
Goodwill and intangibles	254,100
Other	27,194
Total deferred tax liabilities	$879,771
Total net deferred tax asset	$3,583,338

8. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2006, consists of the following:

Furniture and equipment	$1,402,279
Premises	1,359,165
Software	359,777
Leasehold improvements	238,330
Land	111,650
Total	3,471,201
Less accumulated depreciation	2,181,866
Property and equipment—net	$1,289,335

9. GOODWILL AND INTANGIBLE ASSETS

As of December 31, 2006, the Corporation had goodwill of $47.4 million and intangible assets of $1.1 million less accumulated amortization of $374,000. Intangible assets consist of customer lists and are amortized on a sum-of-years'-digits basis over 10 years.

SFAS No. 142, *Goodwill and Other Intangible Assets*, issued in June 2001, discontinued the practice of amortizing goodwill and initiated an annual review for impairment. Impairment is to be examined more frequently if certain indicators are encountered. The Corporation completed its most recent annual goodwill impairment test required by this Statement as of September 30, 2006 and determined that no impairment exists.

10. FINANCIAL INSTRUMENTS

Fair Values of Financial Instruments

The fair values of the receivable from clearing broker and payable to clearing broker and the payable to the Parent Company approximate their carrying amounts because of the short maturities of the instruments. Similarly, due to the short-term nature of all other financial assets and liabilities, their carrying values approximate fair value.

Derivative Financial Instruments

The Corporation uses free-standing derivative instruments to reduce certain risks related to interest rate volatility. Derivative instruments the Corporation may use include futures contracts based on 5-year and 10-year Treasury notes. Futures contracts are contracts in which the buyer agrees to purchase, and the seller agrees to make delivery of, a specific financial instrument at a predetermined price or yield. The Corporation records all derivative contracts at fair value. Changes in fair value of the financial instruments are recorded in current period income.

As of December 31, 2006, the Corporation had derivative contracts with a notional amount of $19,600,000 and a fair value of $147,220 recorded in securities owned. Credit risks arise from the possible inability of counterparties to meet the terms of their contracts. The Corporation's exposure is limited to the replacement value of the contracts rather than the notional amounts. The Corporation minimizes the credit risk through credit approvals, limits and monitoring procedures.

11. NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Corporation uses the alternative method for calculating net capital, which requires maintaining minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances, as defined. At December 31, 2006, the Corporation's net capital of $35.3 million exceeded its required net capital of $250,000 by $35.1 million.

12. GUARANTEES

FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires the Corporation to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Corporation guarantees the collection of all margin account balances held by its brokerage clearing agent for the benefit of its customers. The Corporation is responsible for payment to its brokerage clearing agent for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the brokerage clearing agent as of December 31, 2006 was $51.2 million. In the event of any customer default, the Corporation has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Corporation does not maintain any loss reserve.

13. RELATED-PARTY TRANSACTIONS

The receivable from the Bancorp of approximately $434,000 relates to employee and other costs paid by the Corporation on behalf of other Bancorp subsidiaries.

Included within securities owned is a money market investment the Corporation has with the Parent Company totaling approximately $67.4 million. All cash recorded on the Statement of Financial Condition as of December 31, 2006 is on deposit with the Parent Company.

On May 1, 2006, the Corporation entered into an Amended and Restated Pledge Agreement ("Pledge Agreement") with the Parent Company. Under the Pledge Agreement, the Parent Company has agreed to extend credit to the Corporation in the principal amount of $100.0 million. Interest is paid monthly at a rate of 75 basis points in excess of LIBOR. The note is due May 1, 2007. The Corporation had outstanding borrowings totaling approximately $22.1 million at December 31, 2006, which is recorded as a payable to the Parent Company. This note is secured by the Corporation's securities owned. The remaining payable amount to the Parent Company at December 31, 2006 includes approximately $1.3 million and $1.7 million for income taxes and general payables, respectively.

The Bancorp has fidelity bonds with coverage that extends to the Corporation. The deductible on these bonds is approximately $5 million. Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, a haircut is taken on the fidelity bond deductible when calculating the Corporation's net capital.

14. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The obligations classified as subordinated liabilities represent amounts due under agreements with certain executives providing for payments of deferred compensation benefits.

15. COMMITMENTS AND CONTINGENCIES

The Corporation leases various offices under operating agreements requiring minimum annual rentals as follows:

2007	$21,738
2008	16,162
Total	$37,900

In the normal course of business, the Corporation is subject to certain litigation. Management is of the opinion, based upon review of its issues, that settlements (if any) not specifically accrued for at December 31, 2006, will not materially impact the Corporation's financial statements.

The Corporation routinely enters into when-issued and firm underwriting commitments. At December 31, 2006, the Corporation had $2.2 million in commitments outstanding.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 1900
250 East Fifth Street
Cincinnati, OH 45201-5340
USA

Tel: +1 513 784 7100
www.deloitte.com

February 28, 2007

Fifth Third Securities
38 Fountain Square Plaza
Cincinnati, Ohio 45263

In planning and performing our audit of the financial statements of Fifth Third Securities, Inc. (the "Corporation"), a wholly-owned subsidiary of Fifth Third Bank, as of and for the year ended December 31, 2006 (on which we issued our report dated February 28, 2007) in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Corporation's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Corporation that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "SEC") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP


END